Exhibit 99.1

RRSAT CARRIES OVER 50 RELIGIOUS BROADCAST CHANNELS WORLDWIDE

RRsat Executives Will Be Available at NRB 2011 to Discuss Valuable and Targeted Services for
Religious Programming

RE'EM, Israel – February 15, 2011 –RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industry is has announced that it will be attending the 2011 National Religious Broadcasters (NRB) Convention & Exposition, in Nashville, Tennessee. RRsat executives will be available to discuss RRsat's ability to combine its Holy Land location with advanced technology, in order to enable services geared specifically for the religious programming industry. RRsat's executives will address some of the following capabilities:

Live from the Holy Land –
With a studio in Jerusalem, Israel, used by over 20 broadcasters, including GOD TV and TV Visjon Norge AS from Norway, RRsat provides religious networks with direct access to the sights and sounds of the Holy Land. Networks can produce 24/7 or occasional programming regarding religious news directly from RRsat’s facilities and the other locations in Jerusalem. RRsat also assists in the production and broadcasting of live religious events, such as the live multi camera program out of the Inbal Hotel in Jerusalem, Israel, by LeSea Broadcasting, where RRsat has provided the entire crew, equipment and production services, as well as the uplink back to South Bend, Indiana, for the past ten years, and the weekly live programs of TBN Russia.

“Based in Israel, RRsat has always found providing services specifically for the religious broadcasting community especially important,” said Shmulik Itzhaki, Sr. Director, Broadcast Sales, at RRsat. “Our location coupled with our technological capabilities allows RRsat to cater to the specific needs of religious broadcasters.”

An Advanced Hybrid Network Carrying 50 Religious Channels–
Capturing the essence of Jerusalem is just one aspect of RRsat’s commitment to providing high quality services for religious programming. RRsat offers advanced technological solutions to address the challenges of global broadcasting.  RRsat continues to grow its hybrid network of satellite and fiber connectivity that enables the delivery of content from one geographic location to another geographic location in all commonly used formats, whether SD, HD or 3D.

In August 2010, RRsat announced the launch from RRsat’s Hawley Teleport in Pennsylvania of a new platform on the Galaxy 19 (G-19) satellite, which is devoted to the distribution of religious and ethnic radio and television content to the Americas. This new platform joins other RRsat platforms on satellites such as Hotbird, Thaicom, Hispasat and Amos, which combined, broadcast over 50 religious channels globally such as: 3ABN, Daystar Television Network, GOD TV, Hope Channel, TBN, and CNL.

Over-the-Top of the Internet -
Religious content providers are able to further reach out to their communities Over-the-Top of the Internet. With RRinternetTV religious networks can either stream their broadcasts directly to their own websites, or opt to house it on the RRinternetTV site. RRinternetTV attracts a monthly average of a quarter of a million unique viewers, who view approximately three quarters of a million hours and consume close to 150TB of TV. This makes religious programming even more accessible to the millions of people worldwide who we believe seek this service.

RRsat's executives will be in attendance at NRB 2011 and are currently scheduling interviews for that time. If you have any questions for RRsat, or would like to schedule an interview, please contact Josh Kail, whose contact information is provided below.

In addition, some useful quotes from current RRsat religious broadcasters are available below.

Quotes:

“I have been working with RRsat since 2005 and we have had a very good experience having them as a partner for our productions in Israel,” said Haakon Sengsvoll, Deputy Head of Broadcast of TV Visjon Norge AS. “So, for me as a project manager and producer, it is good to know that I have a company in Israel that is service minded, reliable and is able to deliver what we want.”

Moses Primo of 3ABN said “We’ve been using RRsat's satellite services for over 15 years and this G-19 coverage is just what we needed to reach free-to-air (FTA) viewers from Canada, The United States, and all the way down to Central America.”

“Our recent launch on G-19 has opened up valuable markets for LLBN in the Caribbean and Latin America. Also, our LLBN Arabic and LLBN Chinese networks are experiencing rapid growth across G-19’s North American Market.” said Derrell Mundall, Vice President of Marketing, LLBN International.

“The RRsat service for North America is an appealing service,” says Brad Thorp, President of the Hope Channel Inc network, which currently operates ten unique channels. “We also use RRsat for our service on Hotbird 6 and IS 10, and believe the new RRsat platform will have special benefit to millions of viewers in the Americas.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Information concerning RRsat's customers mentioned in this press release was provided to RRsat by the respective Customers and had not been independently verified by RRsat.